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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                  SCHEDULE TO
                                (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            THE EARTHGRAINS COMPANY
                      (Name of Subject Company (Issuer))

                             SLC ACQUISITION CORP.
                         a wholly owned subsidiary of
                             SARA LEE CORPORATION
                     (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

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                                  270319-10-6
                     (CUSIP Number of Class of Securities)

                           Roderick A. Palmore, Esq.
             Senior Vice President, General Counsel and Secretary
                             Sara Lee Corporation
                          Three First National Plaza
                         Chicago, Illinois 60602-4260
                                (312) 726-2600
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                With a copy to:
                         Charles W. Mulaney, Jr., Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700
                           CALCULATION OF FILING FEE

          Transaction Valuation*             Amount of Filing Fee
              $1,836,427,954                       $367,286
    -----------------------------------    ------------------------

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 42,648,084 outstanding shares of common stock (together with the associated rights to purchase preferred stock) of The Earthgrains Company at a purchase price of $40.25 per share. The transaction value also includes the offer price of $40.25 per share, less $15.92 which is the average exercise price of outstanding options, multiplied by 4,925,712, the estimated number of options outstanding under The Earthgrains Company's employee stock option plans. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:     $367,286
     Form or Registration No.:   Schedule TO
     Filing party:               Sara Lee Corporation and SLC Acquisition Corp.
     Date Filed:                 July 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [_] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission
(the "Commission") on July 3, 2001 as amended (the "Schedule TO"), by SLC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Sara Lee Corporation, a Maryland corporation ("Sara Lee"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of The Earthgrains Company, a Delaware corporation (the "Company"),and the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") at $40.25 per Share net to the seller in cash, upon the terms and conditions set forth in its Offer to Purchase dated July 3, 2001
(the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.  Terms of the Transaction.

Item 4 is hereby amended and supplemented by incorporating by reference the information set forth in the Offer to Purchase except that the information set forth under the heading "The Tender Offer-15. Certain Conditions of the Offer" in the Offer to Purchase is hereby amended by deleting the first and last paragraphs in such section and replacing them with the following, respectively:

           Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if by the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement), (i) the Minimum Condition shall not be satisfied, (ii) the applicable waiting periods under the HSR Act, the ECMR or any other comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions have not expired or terminated, or (iii) at any time on or after June 29, 2001, any of the following events shall occur, and be continuing:

           The foregoing conditions are for the benefit of Sara Lee and the Purchaser, may be asserted by Sara Lee or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Sara Lee or the Purchaser in whole or in part at any time and from time to time, subject in each case to the terms of the Merger Agreement; provided that the determination of the satisfaction or waiver of all conditions, other than those involving receipt of government approvals, will be made on or before the Expiration Date. The failure by Sara Lee or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time as set forth in the immediately preceding sentence.


Item 11.  Additional Information.

Item 11 is hereby amended and supplemented to include the following:

     On July 23, 2001, Sara Lee and Earthgrains issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the proposed acquisition of Earthgrains, expired at 11:59 p.m., New York time, on July 20, 2001. A copy of the press release is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

     References in the tender offer materials to the Private Securities Litigation Reform Act of 1995 are not intended to claim the protections of that act for statements made in connection with the tender offer. The protections of such act are not available to statements made in connection with tender offers. Any such references are intended for definitional purposes only. Investors should remain aware, however, of the risks and uncertainties inherent in forward-looking statements.

Item 12.  Exhibits.

     (a)(1)*      Offer to Purchase dated July 3, 2001

     (a)(2)*      Letter of Transmittal.

     (a)(3)*      Notice of Guaranteed Delivery.

     (a)(4)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5)*      Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

     (a)(6)*      Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.

     (a)(7)* Press Release issued by Sara Lee on July 2, 2001, incorporated herein by reference to the Schedule TO filed by Sara Lee on July 2, 2001.

     (a)(8)* Summary Advertisement as published in The Wall Street Journal on July 3, 2001.

     (a)(9) Joint Press Release issued by Sara Lee and Earthgrains on July 23, 2001.

     (b)(1)* Financing Commitment Letter dated June 29, 2001, to Sara Lee Corporation from J.P. Morgan Securities Inc. and The Chase Manhattan Bank.

     (d)(1)* Agreement and Plan of Merger, dated as of June 29, 2001, by and among Sara Lee, SLC Acquisition Corp. and Earthgrains.

     (g) Not applicable

     (h) Not applicable
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* Previously filed.



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             SLC Acquisition Corp.


                             By: /s/R. Henry Kleeman
                                 --------------------------------------
                             Name:   R. Henry Kleeman
                             Title:  Vice President and Treasurer


                             Sara Lee Corporation


                             By: /s/R. Henry Kleeman
                                 --------------------------------------
                             Name:  R. Henry Kleeman
                             Title: Vice President, Deputy General Counsel
                                     and Assistant Secretary

Dated: July 23, 2001





                                 EXHIBIT INDEX


         Exhibit No.       Exhibit Name

         (a)(1)*           Offer to Purchase dated July 3, 2001

         (a)(2)*           Letter of Transmittal.

         (a)(3)*           Notice of Guaranteed Delivery.

         (a)(4)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)* Press Release issued by Sara Lee on July 2, 2001, incorporated herein by reference to the Schedule TO filed by Sara Lee on July 2, 2001.

         (a)(8)* Summary Advertisement as published in The Wall Street Journal on July 3, 2001.

         (a)(9) Joint Press Release issued by Sara Lee and Earthgrains on July 23, 2001.

         (b)(1)* Financing Commitment Letter dated June 29, 2001, to Sara Lee Corporation from J.P. Morgan Securities Inc. and The Chase Manhattan Bank.

         (d)(1)* Agreement and Plan of Merger, dated as of June 29, 2001, by and among Sara Lee, SLC Acquisition Corp. and Earthgrains.

         (g)               Not applicable

         (h)               Not applicable
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* Previously filed.